Exhibit 99.1

                                  GIVEN IMAGING

                           Financial Community Meeting
                                  May 19, 2005

Gavriel Meron: Good morning, everyone. Before we begin - this is going to be webcast. So I'd like to read the following regarding forward-looking statements.

     During the course of this conference call, we may make suggestions or other forward-looking statements regarding future events of the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

     Kindly refer to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the annual report on Form (20-F) filed March 25, 2005. The company undertakes no obligations to update any projections or forward looking statements in the future.

     OK. Good morning. Thanks for coming here to this meeting, here in New York. This is a very opportune time for me to meet you and to discuss after Digestive Disease Week that we just came back to Chicago today, a phenomenal meeting. I think some of you have heard the Webcast yesterday of the physicians who spoke and gave some feedback.

     What I'd like to do today is to go into some further detail, of course, but from the business side. We'll talk about a number of things. We'll talk about the Given capsule endoscopy platform and some new product introductions that were introduced at DDW. I'll review the small bowel and talk about reimbursement developments and ICCE consensus. That phrase has been said many times, but I want to give it some meaning. The meaning of what it's about and how that can be very meaningful for Given Imaging moving forward.

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     We'll discuss the PillCam ESO. And the indication of esophageal varices and, of course, screening for GERD, for reflux. We'll discuss the PillCam Colon, the market overview and the positioning that we expect for this new product, its status, and the time line. We'll discuss our competitive position and, at the end, a short financial review.

     First of all, I will start with the basics. And the basics is the way we see the GI market, the diagnostic market, which is our first target - (as) Given - G-I-V-E-N, which is the name of our company. So we will start with the small intestine, and with the small intestine we see 35 million potential U.S. people who could be swallowing PillCam. Small bowel - we have already sold more than 200,000 PillCam Small Bowel around the world.

     The PillCam ESO was our second product. There the market is more than 42 million. It was cleared by FDA to market in Q4 of `04 and moving forward, the PillCam Colon, for screening for cancer, and a stomach screening capsule - also screening for cancer in Japan. The colon market - we'll talk a bit about in more detail - is about 18 million a year in the U.S. alone. And in Japan, screening for cancer of the stomach - the population of about 20 million a year.

     So we you look at all of these markets together, it is clear that we're addressing a potential market in the U.S. of more than 100 million individuals. And clearly, this is a multibillion-dollar opportunity. Each one of those products is a multibillion-dollar opportunity.

     Our platform - we see it as an expanding platform. We started off, as you know, with the PillCam Small Bowel, which used to be called M2A. And I think just to point out that we've been extraordinarily successful in re-branding the product from M2A to PillCam. PillCam is being captured and accepted by all and embraced by everyone that we've talked to in the market. And of course, we have the platform of the RAPID Workstation and the Data Recorder. And we're leveraging on that. And we'll see how we do that moving forward.

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     We did introduce at DDW, RAPID 4. We showed elements of it in a closed room. And the major item that I would like to highlight is that there are new algorithms in RAPID 4 that we expect to be launched in the fall. That further reduces review time significantly, without have any effect whatsoever in the capability of making a diagnosis. So that is, of course, a significant upgrade. And this is something that we said that we will continue to work on. We will continue to make the procedure, for the gastroenterologists a more effective procedure. Effective means giving better diagnosis faster.

     The second element is RAPID Access. We showed RAPID Access in the booth, on the floor. And as you can see, you can see it's a handheld, real-time RAPID reader, which allows you to plug this into a data recorder and see the images real-time. And there are a number of reasons why that is important and why that is helpful.

     If we look at the PillCam ESO test, the PillCam ESO test - as we had said, it's a 20-minute battery life for the PillCam ESO. So if you do that test blinded, then after 20 minutes, you take away the data recorder, upload it to a computer, and then review the images.

     But in many cases, the PillCam ESO will pass in a minute - in many, many cases - and some two, some three. So if you do this real-time, you have completed the test just in a few minutes, and you're ready to roll with the next patient. So this is extraordinarily significant for the speed of use for PillCam ESO. For patients who are taking PillCam Small Bowel, it is very interesting to see gastric passage and to enable a patient to complete a full test.

     As you know, some of our patients have slow gastric passage and, as a result of that, do not complete a full small bowel test. The capsule doesn't always pass the ileocecal valve. However, if you can maintain the patient, leave them in the office for an hour and then check, and see where the capsule is, just plug in with this RAPID Access. If the capsule has passed the stomach

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     that fine, if not you give the prokinetic, and make sure that this capsule will complete the study. And this is a very interesting application and in addition to what we have on the market today.

     The other part of it - this RAPID Access also allows remote patient checking or initiation. Now this is very important. Many of our hospitals have referring clinics, and many of our clinics - GI clinics - have clinics around town. And they are sending data recorders around town to have patients swallow the PillCam - what we call satellites - so the hospital satellites and their private-practice affiliates. And what they have to do today is they have to initialize the data recorder before they send it to the satellite.

     With RAPID Access, they don't need to do that. They can have this RAPID Access in the satellites. Patient comes in - you can actually do the initialization with the RAPID Access. So this enables a very important part of our market, which is actually spreading out the utilization of PillCam - whether it be ESO or whether it be small bowel - to remote sites or additional sites that hospitals have and that private practices have.

     This is also part of our strategy of defending our turf, I would say, or our aggressive strategy of defending our turf - where if you already have satellites around, then you're kind of hooked on our solution. And our solution, of course, is a very good solution that will continue to grow and be attractive. So this is one of the elements.

     The responses to this product in production were phenomenal. We really had very, very good responses in the booth to this idea. Everyone was - beyond the "wow", "cool" - that this is something they really need and they will use and very good responses on that. We will probably start shipping this product in August, in Q3.

     Another part of what we're doing - if you recall, at the beginning of this year, we changed the focus of our salesmen to increase capsule utilization, and to stop being hunters, and to be more

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     harvesters, if you recall. And by doing that, we have learned more and more what is required to increase utilization. And there are two elements that we saw - that we thought that we could be helpful in increasing utilization. One is the data recorder. We actually have a huge interest, that there will be more and more data recorders. Because today if you take a patient with a PillCam Small Bowel, you send him home for the day; during that day, you don't have a data recorder available to do a few more PillCam Small Bowel or PillCam ESO. And that is a barrier for increased utilization. So in order to reduce that barrier and allow and encourage our accounts to buy as many data recorders as they may need, we've reduced the list price from $8,350 to $4,995, and that is across the board for data recorders. And just a note that $4,995 is, in many cases, beyond the need to go to a capital budget allocation and to a committee. But it's an attractive price to enable physicians to make quick decisions and buy more data recorders if they need them.

     The other element is the RAPID Workstation. And again, we're talking about accounts that are already customers that have a RAPID Workstation. They've paid the high price for the first RAPID Workstation. And there may be other gastroenterologists in that account who also want to expand their use. But they see the entry point there as the high entry point. And we want to encourage them to buy as many workstations as they feel they want, to expand utilization.

     So additional workstations - ones who've already paid the initial license for the first workstation at $17,500 - for additional workstations in a single account, we have a new price; again, it's $4,995; similarly priced, again to encourage an introduction of those workstations into those accounts.

     So these are not new accounts. The new accounts that we've budgeted and I guess you have in your models, are still priced at the same price, the $17,500. We're talking about a new group of workstations that we haven't budgeted in the past. And we haven't thought about this, but this was a relevant way to expand utilization. These are additive workstations that are priced at this price.

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     If we look at the installed base, we already had more than 2,400 workstations at the end of Q1 of those 1,400 in the U.S. And if we look to try to understand what 1,400 means, 1,400 is 20 percent of the 7,000 potential that we see - 3,500 private practices and about 1,500 hospitals, and another thousand outpatient centers, and so on. So we already have penetrated about 20 percent of the market in system installations.

     Moving on to PillCam Small Bowel - as I said, we've already sold more than 200,000 capsules in more than 60 countries around the world. Most of that, as you know, has been in the United States, where we have the largest portion of our workstations. And the number of papers and abstracts presented in scientific meetings is now about 1,000. That number is continuing to grow, as you can see. Following the DDW, there were 85 presentations there.

     And I'd like to talk a bit about the ICCE. Because the logic of ICCE the International Conference on Capsule Endoscopy is to prepare the speakers at DDW, as a group, do decide what they're all going to talk about when they get to DDW. And this actually worked phenomenally well. We did have more than 400 physicians in Miami earlier this year. There were more than 200 papers submitted. As you can see, even more - or far more than were submitted to DDW. This has already become the major conference - International Conference on Capsule Endoscopy. And you've heard many times we spoke about the consensus.

     And just to remind you, the way we did the consensus - we had voters - electronic voters around the hall. So - 400, 500 electronic voters. Questions were asked from the podium answers were given and immediately people could see the results. Based on that, the teams prepared consensus statements that actually were already presented in the (ASGE) state of the art lecture. The ICCE consensus was presented as the ASGE state of the art lecture on capsule endoscopy.

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     So I think I saw, in four separate presentations at DDW, the ICCE consensus presented as something that is out there. It is also going to be published in Endoscopy so it becomes a peer-reviewed consensus, which has tremendous value. So this is what you've heard the whole time, what are [inaudible] drill down and understand what is in that consensus that makes it so exciting. And here you can see this in the picture the interest here in the in the learning area, where people were looking at RAPIDs and discussing them. They brought cases, and they discussed between each other. And this was actually the forum where everyone here - you see how big that hall was, and how full - how many people were there.

     So if we start with the ICCE consensus for IBD - and this was a group of the pact leaders who actually created the consensus after discussing and getting to the forum, and going back and writing it out.

     So first of all, capsule endoscopy is more sensitive for assessing mucosal lesions than any other small bowel imaging technique. And it's useful in patients with suspected Crohn's Disease and negative radiologic evaluations. There is the concern with patients who have suspected Crohn's that they may have a stricture, a negative radiologic evaluation; even though it is not - as I quote "it's not protective", because we know that you may have a negative small bowel evaluation - a small bowel follow through evaluation and still have a stricture. But at least you've done something to try to establish that. Just to point out as soon as the patency capsule comes out, then that actually will be able to replace the radiologic evaluation.

     The other important piece of news here is that capsule endoscopy may have a unique role in allowing us to assess mucosal healing after medical therapy. This puts us very firmly into the area of monitoring. So you've diagnosed Crohn's, you start a course of therapy, you take a PillCam afterwards to assess mucosal healing, and to make sure that this course actually has done its work. The fact that the patient is asymptomatic as a result of medication is to be expected. But that doesn't mean that there isn't mucosal healing, and you finish the course of

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     therapy. And up till now, this was blind. They had no idea. With the
     PillCam, it's possible to know that. I think this will begin to be a significant market, and we will market it significantly, once we have the patency capsule out there, so that the fear of a stricture can be easily relieved.

     And the other new area is assess for early postoperative occurrence to guide therapy. So again, this actually is an area that you will see can have a very significant cost effect because you may actually be able to delay additional surgery moving forward. And that of course is significant for these patients.

     A very interesting thing is the issue of what is suspected Crohn's Disease? And we've discussed this very often. And this was a barrier in many cases for policymakers. Because we had said, OK, suspected Crohn's. And they said, "what is suspected Crohn's? It's too wide; it's undefined." And the ICCE consensus actually came up with a definition that will be published, and that definition can now be a basis for policymakers that says it has to be two of the following criteria; abdominal pain or diarrhea, or IDA, iron deficiency anemia, and so on. So there is a very clear list of potential criteria for suspected Crohn's Disease, which enables us to move faster and easier in getting reimbursement policies out there.

     If we move to the esophagus - and here we had, again, some very important panel leaders, leaders in the field - for varices - I did mention varices I think on the earnings call as well - preliminarily resulting encouraging from the first 32 patients with 100 percent sensitivity for screening for varices. And may have a role in screening and surveillance of varices in patients with chronic liver disease. I think the quote from yesterday was, "This is a no-brainer".

     These patients are very sick patients. They really don't want to be sedated. You don't want to sedate them, you don't want to go in invasively. And we have 100 percent equivalence. So why shouldn't you take a PillCam ESO instead of doing EGD?

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     And what was nice to see was in Israel with the three small policies that we did have already announced in Israel. The logic was, if the gastroenterologists prefers to give a PillCam ESO than doing EGD, then why shouldn't we pay him the same as EGD and get him to do an ESO? And that makes a lot of sense. And hopefully we'll start seeing policies. And we expect to start seeing policies on esophageal screening, with PillCam ESO.

     Obscure GI bleeding when we thought that there really isn't very much more to say about GI bleeding, obscure GI bleeding. The issue of small bowel tumors came out and reared its head in a big way at ICCE.

     Prior to capsule endoscopy, general knowledge was that small bowel tumors were only one or two percent of GI malignancies. You don't expect to see many small bowel tumors. However, information and data that was presented showed that in 1,200 patients - this came out of [inaudible] from Germany - in 1,235 patients, the incidence of small bowel tumors - and these are patients that had mainly anemia - was six to nine percent.

     And then, of course, we've been hearing in the past year, OK, so if they have a tumor, it's probably a benign tumor. Well, that actually is not the case. And as we know, that malignant tumors of the small bowel have a very poor prognosis.

     And the conclusions of the panel there was that the most common indication for PillCam endoscopy in patients with small bowel tumors was obscure GI bleeding and anemia - iron deficiency anemia. In fact, the majority of the patients who did find that they had small bowel tumors - the only symptom they had was IDA, which is hugely significant. Because the population of IDA, as you know, is more than the 50,000 that we've always spoke about in obscure GI bleeding, it's millions.

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     In fact, about 80 percent of the indications for small bowel tumor were obscure GI bleeding or anemia, where before this presentation at ICCE, the general knowledge was - and the question was asked, from the podium, and it was very clear; what is the number-one indication for small bowel tumors? It was everyone said obstructive symptoms. That's the indication for small bowel tumors. And that's just not right. Eighty percent actually was GI bleeding anemia. So that is a very significant finding. Note that PillCam endoscopy detected small bowel tumors after these patients had gone on average almost five procedures, which means that if they wouldn't have gone through - these 1200 patients would not have done PillCam, nine percent of them would have had small bowel tumors that are undiagnosed. That's very significant. Now the majority of these small bowel tumors were malignant, 60 percent of them.

     So the consensus around obscure GI bleeding was that CE should be part of the initial investigation in patients with obscure bleeding. And in these [inaudible] patients - and this is also very important; this has come out again and again in studies - the early use of capsule endoscopy would lead to earlier diagnoses. And this would positively influence the course of the disease, and will also result in a gain in quality of life. And there are some outcome studies out there to show how relevant that is.

     And it's very intuitive; it makes a lot of sense as well. If you have a bleeding site, it bleeds, and then it stops bleeding. So if you don't do a PillCam study quickly, the chances that you will find it, of course, are decreased. If you find it, you can deal with it. And then, of course, you can have therapy. And then the outcome, of course, is far better.

     If we look at celiac disease and celiac disease -- this is a slide from ICCE that -- what we're seeing in celiac, I think, is two million or three million celiac patients in the United States. The position was that what we're seeing is the tip of the ice burg. There are far more patients with celiac because many of them do not always present with classic symptoms. And it's being recognized as under-diagnosed. And patients have nonspecific complaints. And these

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     complaints are under water. OK, they have diarrhea, they have abdominal distention, they have irritable bowel problems, they have weight loss, failure to thrive.

     What happens is many of these patients live in families that also have celiac, and they think it's normal, to go to the toilet six times a day. Because everyone in the family goes six times a day. And that isn't normal. So if someone thinks it's normal, it's not normal. And so they don't go to the doctor, because they live in an environment that that's the way they live.

     So that's what it means diarrhea - under water diarrhea. In other words, in their environment, they think it's OK. It's not, and they haven't been tested. And if they were, very possibly they would find something actually wrong with the GI tract that can be fixed. And this is the point - can be fixed. And beyond that, there are risks of celiac that many people are not aware. There is a higher risk of tumors in the small bowel and lymphoma for patients with celiac. So it is important to have early diagnosis. The conclusions in the celiac consensus.

     What are the indications for PillCam Small Bowel? And none of these are covered by policies yet. So this is important to understand when we're saying about how this drives increased capsule utilization moving forward, this is getting the consensus, getting it published, then going to payers with that study and with the results and saying, look, you're going to save money by doing this. So we need the outcomes studies as well, of course.

     So the indications, positive serology - there's a blood test that says yes or no for celiac. It's not enough. Today, to diagnose celiac, you do serology. If it's positive, you do EGD, an endoscope down your throat, biopsy from the duodenum. And if the biopsy's positive, then there's a diagnosis of celiac disease. What the consensus is saying at this point in time, positive serology, and if the patient is unwilling or unable to undergo endoscopy, then they should go for PillCam Small Bowel. And, of course, if there's a negative biopsy - so you have a positive blood test - you do a EBD; the patient is willing to do it and is able to do it - you do a biopsy. If the biopsy is

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     negative, that's not a good enough result. That's the consensus. You should do a PillCam study, because very often the biopsy will be wrong.

     For us, this unwilling or unable is a huge consensus statement. Because unwilling in our eyes - OK. You have a positive blood test, and now - you're a GI doctor you say, "What do you want to do? You want to do an EGD, or do you want to swallow a capsule?" So if you're unwilling, swallow a capsule. So that's pretty significant for us. Small word, but it's a big opportunity.

     The second indication is for alarm symptoms in known celiac. So people who have already been established that they have celiac. And then they have alarm systems, as weight loss, bleeding, pain or fever. These patients should be followed up with a PillCam Small Bowel.

     So this opens up quite a significant market. So when we spoke about the size of the market - we included celiac there - I'm just trying to show you how that fits into the strategy of getting into a multibillion-dollar market.

     So we went with this ICCE consensus into DDW. And there were some very interesting papers presented at DDW. And these, of course, will be translated later on - not translated, but will turn into published peer-reviewed publications.

     The first one I'd like to talk about - and I think I mentioned it to someone around - as we were walking around before the presentation - the value of a negative capsule endoscopy. We had always spoken about yields. Now, when we took the bleeding population, patients with obscure bleeding or that have gone through seven or 10 procedures, we had a diagnostic yield of 70 percent. And what about the other 30 percent, the negative result? I've spoken to you about this, especially in patients with suspected Crohn's. The most important result to the patient is a negative study. To know that they don't have Crohn's period. It's done - it's over and done with.

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     You take away the question mark. Taking away the question mark results in better outcomes. Less tests.

     So this is this is interesting. There was a presentation on the value of negative capsule endoscopy. Three hundred capsule studies - 105 were negative. And then, what happened to these patients following the negative study? And you can see what happened a year before and a year after. So before the negative PillCam, 36 percent had gone through EGD; and after negative PillCam, only two percent in the following year. Colonoscopies two percent and zero. radiologic studies 58 percent went down to three percent. And nuclear scans - 30 percent went down to eight percent. And the conclusion was a negative CE is associated with a decreased requirement for further small bowel investigation. So this demonstrates a clear benefit and potential for cost savings.

     This is hugely important for payers. Because if they start following diagnostic yield as we expand the envelope to more and more patients screened, they'll get more and more negative studies, they'll say "Oh - we're spending this money. Why are we doing this?" And this is the answer: you're spending this money to save money.

     Tumors - presentation about tumors - we spoke a bit about tumors before. And interestingly enough, you can see that the number of patients with tumors in the 300-patient group was six and a half percent in this study. And for patients over the age of 60, it was eight percent - 8.4 percent of the population, compared to previous push enteroscopy studies on a much larger population, with only had about three percent. So the prevalence of small bowel neoplasms may be higher than previous estimates. This is consistent with what we presented at ICCE as well.

     In celiac, you can see there's a comparison of PillCam Small Bowel compared to upper endoscopy and biopsy, which we said was the gold standard, 25 patients.

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     And you can see that PillCam Small Bowel, 17 positive and eight negative.
     And the biopsy showed 17 positive and eight negative.

     And from these preliminary data, video capsule endoscopy appears to be equivalent to duodenal histology for the patients for the detection of severe grades of villous atrophy in patients with suspected Crohn's disease. Again, confirming what we're saying this actually, at the end of the day, can replace EGD and biopsy.

     And it was amazing to see. This was presented just this week. And someone came to the microphone, a gastroenterologist, and said, do you really mean that we can - that you wouldn't do EGD and biopsy?

     I said well, if this is equivalent, why would I do it?

     I mean, it's not easy to get gastroenterologists to make that switch, even when you show them data. But you have to show the data. You have to get it published. And this is part of the education that we're doing to change the way gastroenterology is actually practiced.

     Continuing the celiac story, 43 patients who have had a positive biopsy and were one year on a strict, gluten-free diet, but still had symptoms.

     And what we found was that there were mucosal alterations in the proximal small bowel, and in two patients, actually the whole of the small intestine which still in a bad state, and almost five percent of them had small bowel tumors.

     So, the follow-up of patients who have, as we said before, who do have alarm signals, it's really worthwhile to go in there with the PillCam Small Bowel to see what's happening. And there was, of course, a good correlation between CE and proximal histology. And the important thing is that

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     only PillCam can delineate the expansion of mucosal alterations in patients with celiac disease. And just doing a biopsy doesn't give you that information.

     So you can see that the expanded value of doing PillCam Small Bowel in the celiac patient population, we saw it in an initial diagnosis, and we see it in follow-up, for patients who have some alarm signals, following going on a strict gluten-free diet.

     Moving to Crohn's disease. And this was looking at patients who had had, who already had surgery to diagnose recurrence. And these were 11 patients who had had bowel resection because of Crohn's disease.

     And it's important to understand. These patients were asymptomatic. They had no symptoms.

     So, they had symptoms. It was awful. They had surgery. They're feeling great.

     These 11 patients received the study. They had a colonoscopy and they had a PillCam Small Bowel. Now, colonoscopy was the standard of care. I'm saying "was" because I can't agree to say that it is. And out of these 11 patients, colonoscopy detected recurrence in one.

     Now PillCam saw that same patient, plus six additional patients that were missed under colonoscopy.

     And as a result of that, these patients went into therapy. They've had a therapeutic management, and started receiving therapy to reduce the inflammation.

     Now, these patients under normal practice after PillCam Small Bowel, would have a degenerative stages until they probably need further surgery.

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     So, this is very significant again, if you think in terms of payers what that means. That is very significant. And it suggests that this is the way
     - physicians suggest that it can be superior and better tolerated than colonoscopy. It may be better tolerated than colonoscopy.

     In the evaluation of the recurrence of Crohn's disease after surgery. So, again, we're talking about this follow-up of Crohn's patients. Very significant.

     We had spoken about focusing this year on moving capsule endoscopy up the algorithm in the United States for small bowel from after upper and lower endoscopy, small bowel follow-through, then capsule.

     We really don't think, and data supports, that you don't have to have upper or lower endoscopy before a PillCam. And as the TJU publication came out in January, they said it was worthwhile for payers to provide PillCam Small Bowel as a first line tool for suspected Crohn's disease, we can utilize that and go to the payers and get them to start changing their policies. And I'm pleased to say that the first one we announced just this morning - Humana. And they have about seven million covered lives.

     They revised their policy and announced that. And now for suspected Crohn's disease, the only prerequisite is small bowel follow-through. And this is consistent with the consensus, the ICCE consensus, that recommended that following small bowel follow-through, or radiologic validation that there isn't a stricture, to take a PillCam Small Bowel.

     So, that is good. And we - and I said that we would start showing that on the graph, I'm showing it here because we had about two million lives, which I always said was a negligible number. But now we have 9.2 million lives covered in the U.S.

     So when we're looking at this graph, you can see it is a very small number out of the total market, but we're going to watch that color as well. We have a new color. A green light that goes straight to PillCam Small Bowel for patients with suspected Crohn's disease.

     So, our global reimbursement status, you can see that we did get, to remind you, we received FDA clearance to market in August of 2001.

     And in Q1 of '02, we still had no covered lives. So it does take time to get the policies moving and if we just look at TJU, January and ICCE February. Now we're in May, we have Humana. It takes time to get that through the process and to have the payers to start approving policies. However, in Q1 of '03, we already had 100 million lives. And then we went to 220 million and 330 million, and this has grown extraordinarily well around the world. And especially in the United States.

     I am pointing that out, because if we look at the PillCam ESO, we received PillCam ESO clearance to market only in November, OK? And we still haven't had a major announcement of PillCam ESO coverage.

     But if you look and - what I said was, always, everyone said - "so when do we expect it"? I said, I can't tell you when I expect it. Just look for the past, and something similar to that should be a minimum picture of what we expect to achieve because we have the platform. There's no question about efficacy. People understand how PillCam works, and so on.

     So, we're still now just beginning, I would say, Q2. And we expect that we should see policies coming in soon. And we'll announce them as they come in.

     We have seen some movement in Europe. Reminding you that in the U.K., the very big number, the 58 million, actually represents everyone who is resident in the U.K. can receive and FOC is

     Free Of Charge, for those of you who are not aware of that, can receive this procedure free of charge in the hospital. Now, the way the NICE or the British national health service works, is that they say, it's fine for you to do it free of charge. But that doesn't come with a check.

     And in the U.S., when we say there's reimbursement you do the procedure, you get a check. If it's a private procedure covered by a private insurer, the average reimbursement in the U.S. is a $1,400 check - $450 for the capsule, and then $950 for the procedure.

     In the U.K., that doesn't happen. The hospital is required, if they decide to do the procedure, not to charge anything.

     So, it's a much more complicated way of doing medicine, which means that we have to actually convince every hospital to budget in their budget to purchase a system and PillCams, and use them.

     So, that will of be a more protracted growth than we're seeing in the States, of course.

     And the other, I would say, more encouraging and very encouraging, in fact, is the approval by the private insurers in Germany, which covers about 8.4 million patients, or potential patients, in Germany and reimbursement about 1,100 to 1,400 euros, which is a very nice reimbursement.

     And the expectation from this is that following this announcement, we do expect that the public health in Germany would embrace capsule endoscopy, it may take a year, it may take a bit more. But it's on track to see that that is going to happen.

     So we're starting to see some movement, of course, in Europe. But the majority of our activity and the movement that we're seeing, and the positive movement forward is in the U.S.

     So, reimbursement, of course, drives growth. And you can see how the difference in reimbursement reflects the difference in the growth and the numbers in the U.S. In Q1 we sold more than 20,000 PillCams Small Bowel, and in total worldwide almost 30,000.

     It's easy to see the quarter-to-quarter growth when you look at it in the year breaks. So, from Q1 '02, '03, '04 and '05, going from five, 10, 18,
     30. Very nice growth.

     And there has been some growth in the rest of the world. But of course, the significant growth, as I said, in the U.S.

     And this brings us to our parameter of PillCam Small Bowel per work station per week. And if you look at this you can see that the 1.17, which was the average capsule utilization per work station per week in the United States, is quite similar, very similar growth. Maybe two or three percent growth, over where we were in the previous quarter and where we were in the previous year.

     And it looks very different, to growth of 30,000 to 18,000, right. Or in the U.S. from 20,000 to 13,000. It translates in work stations to 1.17 over 1.15.

     And what I'd like to show you, have a look at this and understand the dilutive effect of actually installing additional work stations around the country.

     And if we look at the same population that we had in Q1, and that same population did 1.15, as we know, and if we just look at them, they did 1.3. So the growth in capsule utilization of that cohort, of every one that we had in Q1 of '04, actually did increase to 1.13, which is already - it doesn't only look better, it is far better than that.

     But I'd like to go into this another stage and say, OK, how does this 1.3 break down? What are we really seeing in that population?

     And this is what we're seeing. That the 1.3 is the average. But those that had systems in Q1 of '04, for 12 months were actually just over one. Those who had 18 months were 1.2, and for 24, 30 months, 1.3. And 36 months, they were using actually 1.8, and 39 months were doing 2.5.

     So, there is a clear trend that as people have this system more time, they are using a higher rate. And we're looking at averages that are getting diluted by new work stations. And I thought it was important to understand what's behind these numbers.

     Now understand that there are two things that we are planning to do. And we have already started doing. And this is one of the reasons why we changed the focus of the sales people.

     Because what we need to do is accelerate that graph. Get people moving faster to the higher numbers, OK. That's number one. And that's what we're focusing on now.

     And the other thing is, we do know from our market research that the current customers that we have are seeing five patients a week that are covered by policies today. So, we want to start moving towards that number.

     Now, we can't tell you how long that will take till we get there. But it's clear that I know I've been asked, you know, why don't we start doing direct-to-consumer advertising, and so on? But if you have five patients a week in the clinic, let's get to five. Let's to four and start doing direct-to-consumer.

     So, we have a lot of work to do in the clinics that we have. And this is why we've come out now with the Rapid Access. We've come out with this [inaudible] DR-2, additional work stations in the clinic.

     We can, in the current installed base expand significantly our capsule utilization.

     In addition to utilizing - and we'll talk about the PillCam ESO/InScope sales force to support the activity of expanding the installed base. So, these are the two directions that we're working on.

     And that brings us into the PillCam ESO. And that's our second growth driver. We've spoken about surveillance of patients with advanced liver disease. This is a very significant patient population. It's very clear that for these patients, since there is never any biopsy required, it's just visualization to see the varices in the esophagus, to see their size, if there is a problem, if they're growing, or whatever.

     And these are patients at high risk. Many of them cannot be sedated, many of them are elderly, and many of them are very sick. Clearly, this is an initial market for PillCam ESO, even before this huge go-to-market.

     And it's important for us to point that out, because we started with PillCam Small Bowel with a 50,000 group, of obscure bleeders. And this is an initial entry point with 400,000, which is eight times bigger than the initial obscure bleeding market.

     So, we see a very significant opportunity in PillCam ESO. I know that there is a lot of concern, because there hasn't been up till now, reorders or any significant reorders, or some kind of PillCam ESO, that maybe this product isn't a product. I can tell you affirmatively, this is going to be a huge product.

     And we'll see the reimbursement policies coming out, and we'll see the utilization move, because there is a clear requirement for this product in the market.

     Just to understand the varices. These are small veins in the esophagus that dilate and can burst. And if they do burst, this, of course, causes severe bleeding in the esophagus with more than 20 - the numbers, actually, that were presented at DDW, ranged between 20 to 50 percent mortality, if these burst. Therefore, they need to be monitored.

     This is common among chronic liver disease patients. There are more than five million at risk, and there are more than 400,000 diagnosed. And there are 25,000 deaths annually because of bleeding of esophageal varices.

     So, the standard of management is routine surveillance with upper endoscopy every one to three years. The limitations of these patients is there is a risk in sedation. There is poor patient compliance, because of the difficulty for these patients to undergo gastroscopy.

     There is no need to biopsy. And in studies that were presented in the 32 patients study - it was actually preliminary results in the multi-center, multinational prospective trial showed 100 percent sensitivity versus endoscopy.

     So this safer, easier, cheaper, 100 sensitivity. That's why I think it was Dr. Gralnek, who said "this is a no-brainer."

     And this was a paper that deFranchis and Glenn Eisenn [inaudible]. Twenty-seven patients. And the positive and negative predictive value of capsule endoscopy for esophageal varices were both 100 percent. So the sensitivity was 100 percent. Negative predictive value, positive predictive value.

     And it was possible to grade the varices, which is the purpose of the test, to see over time whether they are growing, and whether this patient is a candidate for surgery or not.

     So, the conclusions of this study was that capsule endoscopy PillCam ESO may provide a safe, well-tolerated alternative to traditional EGD in the detection of esophageal varices.

     GERD, which is the next huge market - people with heartburn in the United States, 42 million people have heartburn more than once a week. And patients that actually do undergo upper endoscopy because of their heartburn, five to 15 percent of these patients do have Barrett's esophagus. And patients who are diagnosed with Barrett's esophagus - and these are lesions in the esophagus - have a half a percent chance per year to develop cancer of the esophagus.

     And this is something that can be easily eradicated. Early detection, as in colon cancer, can cure and does cure.

     However, patients who are diagnosed currently with esophageal cancer, the survival - the five-year survival rate is only 15 percent. So, that doesn't make sense, if you can, as an alternative, just pop a PillCam ESO in three minutes, know whether or not you have Barrett's or not. And then if you don't fine, keep on eating whatever you eat.

     And, however, if you do, start treating it. And that can make a huge difference to quality of life and life.

     The clinical efficacy that we presented to the FDA, was 106 patient, multi-center, prospective pivotal study done in the Mayo Clinic, in Boston St. Elizabeth and Mt. Sinai. We have to mention, of course, in Rambam in Haifa. There were no adverse events from PillCam.

     We had identical results to endoscopy comparative to endoscopy both in sensitivity and both in specificity. Wonder of wonders, all the patients preferred PillCam ESO to doing gastroscopy.

     And we did have clearance in November 2004.

     So is this going to be a win the market? This will be a huge win in the market. There's no question about that. And Johnson & Johnson did do significant due diligence before they signed the deal with us, and committed to $50 million payment in order to market - take upon themselves the marketing of this product, in the U.S. initially, and possibly around the world moving forward.

     Out of that $50 million we have already received, $15 million of those milestone payments. We've earned them.

     Well, I'm sorry - I say we earned them, but you aren't going to see them in earnings per share, you know, unfortunately, because of U.S. GAAP, so that the $15 million is spread over the life of this agreement.

     J&J have taken and established a company called InScope, which was launched at DDW, the company. And their activity, they had a very nice booth and a very active booth at DDW this week in Chicago.

     They already have about 80 sales reps out there. We have 40. So we now together have one of the largest sales force in GI. Close to the largest in GI. So we have a significant sales force in the United States.

     We are responsible for the R&D and the manufacturing and the shipping, the invoicing and collection. We sell to the customer. It's our platform. It's our product.

     As a result of that, we maintain the relationships with the customers, which is critical to us and key to our future. While J&J are establishing a group of salesmen who can be a platform for them to add additional products into what they want to do in InScope. And they can get the relationships, as well, leveraging on our product.

     So we do see this as a win-win situation moving forward.

     I move on to the PillCam Colon, which I see as the next growth driver. So we have the PillCam Small Bowel on the platform, now the ESO on the platform. And now gastroenterologists, the 14,000 gastroenterologists who were at DDW know that this platform also provides them the PillCam Colon moving forward. And there is a timeline that they're aware of.

     And clearly, they see that they have to - they really don't have a choice. We have some physicians come to the booth who in the past have always kind of pushed us back, quite ruthlessly, saying, you know, we really don't want to do this, but we have to. You know, we have to do this. We have no other choice.

     That means we're moving into the majority. It's clear that we're moving into the majority, and this is what we expected. That with the J&J InScope brand supporting the Given brand. And now, I would say, with Olympus validation, that this is a market, and this is something that needs to be done, and capsule endoscopy is non-invasive, and we also want to do this.

     Apparently they didn't show anything at DDW. And so, the alternative and the best alternative, the platform that can provide a product now for small bowel, now for ESO and the future for colon, is Given Imaging. We're the only company doing that.

     So, having a look at the colon cancer screening, it's a huge market. In the U.S. - well, first of all, worldwide. There are nearly a million new cases of colon cancer diagnosed every year worldwide, and there are 400,000 deaths every year worldwide.

     90 percent of these deaths can be prevented by early screening. So, that's the logic of the screening guidelines, that every adult in the U.S. over 50 has to be screened.

     And the current volumes in compliance in the U.S., that approximately seven million colonoscopies are being performed every year, screening colonoscopies. This is about 39 percent compliance, under 40 percent. And the total market is 18 million procedures. And the 18 million are just not happening.

     And the issue is that they cannot happen. There isn't enough potential capacity to do 18 million colonoscopies a year.

     So there's a gap. And that gap, of course, is an opening for a lot of companies to try to enter into colon cancer screening. This is what we've said in the past. That we will not be the only company with a colon cancer screening solution. We know that.

     The limitations of current technology of colonoscopy. It is invasive. There is discomfort. It does require sedation, training. The shortage of capacity that we spoke about and the capital outlay that requires you to buy multiple colonoscopes, because you don't use one and then continue using it for the next patient - I hope. Or at least not in the U.S. We know, there are countries that have a - never mind. OK.

     The PillCam Colon solution is naturally ingested. It's a video capsule. I will not be describing the technologies and the technical description of the product, for competitive reasons. It is, of course, non-invasive.

     It's ingestible. Some people say that swallowing something is invasive.

     It can be administered, of course, by a nurse or a technician. And then the logic is only patients that do have findings - significant findings - will undergo colonoscopy for intervention.

     The logic is that you should do colonoscopy - you should do endoscopy when you know why you want to do it, but you shouldn't do endoscopy to find out whether you should do it. OK? Simple logic.

     So, if we're looking at a new product, we have to look at, what is the positioning of PillCam Colon from the physician's point of view, from the patient's point of view and, of course, the payer's?

     So if we look at the physicians, currently, with colonoscopy, there is a significant capital outlay. And there's a requirement not only for the equipment, but for space, as well, for washing, storing. And significant training required.

     The capacity, as we said, is limited. There are risks that the gastroenterologist takes every day for the sedation, the side effects of sedation. The risks of contamination. There is a difficulty in cleaning colonoscopes. Even with all the washing that is done, there is a very long working channel that is difficult to clean and of course, the risk of perforation.

     There is today in the GI community a fear of radiologists and virtual colonoscopy. I would say there is very clear camps and lines drawn. You see a lot of this in the newspapers. You see it in published articles. You see it in presentations of plenary sessions of the ASGE. And, of course, at RSNA you hear the other side, where the radiologists are saying that the best thing to do, of course, is virtual colonoscopy. And gastroenterologists say, no, no, no. You have to do colonoscopy.

     And there is a fear, though, that people - since people do not want to do colonoscopy - and whereas people know that - that they will migrate to virtual colonoscopy more and more.

     So, that's the state of mind of physicians. And what we can provide with PillCam Colon is a minimal investment, because they do have the platform. And anyone who's under a service contract gets a free upgrade of software. So when we go from PillCam Small Bowel to PillCam ESO, they got a free upgrade. And when we bring the PillCam Colon, they'll get a free upgrade.

     So they have a platform. There's no barrier of entry. To start buying PillCam Colon and start using it.

     They can hire nurses and technicians and expand their capacity very easily. And, of course, with the PillCam Colon, there are no risks of sedation. There are no risks of contamination. There's no risk of perforation.

     And for the gastroenterologists, this is a great response to virtual colonoscopy. They can now tell their patients and their referring doctors, look. Your patients don't want to do colonoscopy? That's no problem. Send them to me, I'll give them a PillCam. If you need to do colonoscopy, that's no problem. Send him to me I'll give him a PillCam. If he needs to do colonoscopy I'll do it, if he doesn't, he won't.

     And now they've got a great response to virtual colonoscopy.

     From the patient's point of view, this is what patients are looking at. Invasive discomfort, prep, lose a day's work, the risks of perforation, side effects from sedation and contamination.

     And with the Colon, of course, it's non-invasive. There's no discomfort. We do have to have a prep. When you take a picture, you see what's there. If you want to see what's there, you've got to clean it out first.

     There is no loss of work and there's no risk of perforation or side effects from sedation and contamination. So that's a very significant offering for patients.

     And from the payer's point of view, the payers are looking at this low compliance and the number of deaths around the world and the lack of capacity to meet for screening, and the willingness to fund tests that are not as good as colonoscopy but at least does help us find those patients who have early colon cancer and that can be treated, and save their lives.

     And, of course, they also see the risks of traditional endoscopy, because they're paying that check. And we can provide them with responses of increased capacity, a competitively priced solution that will compete well with virtual colonoscopy without the risks of perforation and the side effects from sedation and contamination.

     So, the timeline that we're seeing for the PillCam Colon, we did this week receive a very large number of clinics and hospitals who are willing to participate in the initial clinical trials. We started that at DDW in order that we can evaluate the sites ahead of time.

     We understand that we're going to have to do quite a significant number of patients to submit to FDA for a screening colonoscopy indication.

     Once you're talking about a screening indication, you're talking about a wide indication, which requires a large population study. And a large population, it's not like we did with the PillCam Small Bowel. We did 20 cases and we got FDA clearance. This is going to be in the high hundreds, probably around 1,000, maybe even more. And this is something that we're going to have to of course negotiate with the FDA. And we don't know exactly what that number is now.

     But clearly, it's going to be a big number. The better sites, and more sites that we can get up and running and close deals with ahead of time we'll allow us, to of course, complete that earlier, and bring it to market as fast as possible.

     The study that we expect to see - and this is not the, not finalized - but what I expect the study will be a three arm study that will compare virtual colonoscopy to capsule colonoscopy to traditional colonoscopy.

     And by doing that, we believe that we'll be able to position, capsule colonoscopy very well between virtual colonoscopy, that is better than virtual colonoscopy, and maybe not as good as colonoscopy, but a better screening tool than virtual colonoscopy. And that is what we need to do in order to get into the market.

     We expect to see the first presentation of results in ICCE next year. Those will be initial results coming out of what we'll do towards the end of this year, in the second half of the year. And that will enable us to start the pivotal trials in 2006, depending on how many good sites we get, how the enrollment goes.

     And as I described the trial, this is not a simple trial, because you have to have patients who are willing to go through three tests. And that, of course, I expect will be costly as well.

     We hope that that will allow us to submit to FDA in the second half of 2006, in parallel to launching in Europe, and in 2007, to be able to launch this product to market as a screening tool.

     A few words about our competitive position. Just to remind us all that we have now more than 300 patents pending worldwide. We have 24 approved. Clearly, a very significant patent estate.

     I will not provide any information about what we're planing to do in response to things that may happen, OK. I know that there are people listening who would be very happy to hear me respond to that. I can tell you now that I will not.

     And how do we see ourselves maintain our market leadership? Well, first of all, this first to market brand and setting the standard is by creating this consensus that is based on our software and our solutions and our data. It's very difficult to be able to come into market if you don't provide the same diagnostic data as we provide.

     Unfortunately for competition, every year that changes. And we don't say ahead of time how it's going to change.

     In other words, we add information. We add software solutions that create a whole new standard. And we've been doing that every year.

     The alliance with J&J has allowed us to have in the United States the most significant selling force that there is in medical devices in GI, because that not only gives us the today eighty plus forty, which is 120 reps out in the field. We also have the Johnson sales force that is supporting in the background. And none of the other device companies actually have that capability.

     We have established relationships with key opinion leaders. Some of you I know were in Chicago at our booth. And you didn't have to go very far just to see how they just coming in the whole time. They're flowing in the whole time. And the feeling of friendship and warmth that we have created with the key opinion leaders, and the excitement that they have, that they together with us have created this market and created this change in GI.

     ICCE - it's the largest company-sponsored meeting that there is, of course, in GI. More than 400 physicians that come to our sponsored meeting. And we've been able to hook that into what's happening at the levels of the ASGE and ESGE. At the ASGE the co-chairman of ICCE in Miami this year was Professor Rey, who is the chairman, the president of the European Society for Gastrointestinal Endoscopy.

     So, in his co-chaired meeting, there was a consensus that, of course, is migrated immediately to the consensus that is accepted by the European society, as well.

     So, I think we've done a very good job in lining that up, and actually being able to block any other activity in this area that - with the major people.

     Of course, the proprietary algorithms in the software,, this is key to our success. We are the only company in the world that sits on millions of images of pathology, of pathology that has been validated by patient outcome, by histopathology. And we can use that database, and we are using that database to create very smart algorithms.

     From the point of view of the physician, he doesn't know what's happening there. And to many of us that don't know what's happening there. But what we see is the result. And that result is always very significant to the way gastroenterologists work in the office.

     We do have exclusive key supplier relationships, for example with Micron, which is a mutually exclusive for the CMOS images, which, of course, is a very important part of the PillCam.

     And this continuous product innovation - this is probably the most significant thing that we can look at here.

     We do have three parts we're talking about. The PillCam video capsule, the data recorder and the RAPID work station.

     And every year since inception, we have come out with new features or new products and/or new products. And I'm not going to go through this whole list here. But as you can see, that in 2005, we're starting the trials on PillCam Colon. We've launched the RAPID access. We're going to launch RAPID 4, with significant reduction in review time.

     And moving forward, of course, we expect to see additional features. And as usual, they're not defined.

     So, if we look at a me-too M2A product, a me-too M2A product that went into design in 2002 was based on what we had in 2002. In 2005, what we have is totally different. And we have a PillCam. We have all these other features and understanding that this is already a platform. So we actually are in quite good shape in the market.

     Another element of interest, based on the UEGW, the European meeting that we had in the Fall of last year, we established there a European capsule endoscopy group, ECEG.

     And at this meeting - we had about 300 gastroenterologists in Europe who gathered together, again with Professor Rey chairing that meeting. And he's, as I said, he's the chairman of the European Society of Gastroenterologists. So he chaired the meeting that we had there of the - it was the initial meeting of the ECEG members.

     And one of the things that came out of that meeting was a request for a web site, that Given Imaging would sponsor, that wouldn't be the Given Imaging site. It's called capsuleendoscopy.org. And that will be a site for physicians, for them to communicate, to ask each other about second opinions, for example.

     We had a lot of physicians asking us for second opinions. And of course, we can't give second opinions. The company can never put themselves in that position.

     So this is a perfect area where they can provide data. They can provide cases. They put in abstracts. They can ask each other.

     And what you can see is that this was launched. We started here in January. And most of the members were the Europeans, because this came as a European request.

     And then in February, we launched it at ICCE. And then, of course, you see what happened when the Americans got into this. And you see how the number of the Americans here has grown tremendously. We now have more than 700 physicians around the world, most of them from the U.S., but many of them - I think we have about 30 countries in there - and 134 physicians from Europe are in this site.

     So, this site has taken over very well. About 850 gastroenterologists already on that site. They can get second opinions. They can utilize that. And this site is funded totally by Given Imaging.

     At GivenImaging.com, again in the earnings call, we don't have a chance so much to talk about this.

     These are the numbers of members, people who have signed up to be members of GivenImaging.com. And you can see how that has grown from April of last year to April of this year. We have more than 9,000 members of GivenImaging.com.

     Now, GivenImaging.com - it's a company. And having 9,000 people who want to know every press release that we get, because everyone who is on that site gets an automatic e-mail whenever we come out with a press release.

     I think this is quite significant and shows the level of interest that is significant.

     And we have, in the past, spoken about Order WIN, and I haven't spoken about this for quite a while. And it's interesting to look at the perspective. Order WIN allows our customers in the United States to order products, repeat orders of capsules, or accessories or data recorders or whatever, if they are an established account, through the website.

     And we already have, as you can see, the growth in customers from Q1 of '03 with 72, and Q1 of '05 almost 300 customers who are purchasing regularly through our web site. And you can see that we actually sold in Q1 in the United States about $1.5 million through our web site. So that has grown very nicely, 300 to 800 and $1.5 million.

     And also, if you look at the average order on the Web site, that average order has grown from 4,100 to 5,200. So we're seeing growth in the average order, and we're seeing growth in the total number of orders coming through the Web site.

     And this, of course, is all - if you look at the whole picture of what this means with the connection between the company and the access that we have directly to our customers.

     I think what I'll do is, I'm going to break for maybe five minutes. And then I'll do a very short financial review, and then we'll open for Q&A, because I think you've been very patient, listening for so long.

     And give you a chance to move around. And so, we'll continue in five minutes. Is that OK? Or on the half hour, OK? So, it's about seven minutes. Thanks.

     (BREAK)

Gavriel Meron: Ladies and gentlemen, I would like to continue, if you could take your seats, please. We'd like to continue, please. OK. We'll carry on. And what I'd like to do is a short financial review.

     These are the sales. And you can see quarter-to-quarter, year-over-year, 73 percent growth in Q1.

     And if we look at sales in Q1, and compared to sales in Q1 of last year, you can see that there is significant growth. Part of that significant growth was, of course, the promo, the $3.8 million promo that we had, where we offered PillCam ESO, a 10 pack together with the Data Recorder 2 at $4,500. And that - for that, we, of course, got a revenue of $3.8 million.

     But even without the 3.8 you can see very nice growth year over year.

     And if we look, of course, moving forward, let's just discuss the highlights of Q1. So 22 million, 73 percent growth, maybe 30,000 PillCams Small Bowels sold with an earnings per share of about four cents.

     ICCE was a huge event in Q1. The training of the InScope and the Janssen sales forces was in Q1. And we hope to see the effect of that training. And we saw that as well this week in Chicago, where they - InScope had a very significant booth and a very active booth. A lot of interest there.

     We did complete RAPID 3 upgrade, the new software, to more than 90 percent of the installed base. And that was actually a milestone for receiving the $5 million in the framework of the J&J deal.

     We did complete the PillCam ESO and DR2 promotion that I described. As a result of that, we have more than 700 customers in the United States that do have DR2, that do have RAPID 3, that do have PillCam ESO, and actually are ready - I call it a spring ready to be sprung, of utilization - as soon as we have reimbursement.

     And it's already out there. So if we look at reimbursement of when we - if I showed you the rate of growth of reimbursement that we had with PillCam Small Bowel, the reimbursement was a way for us to get into the market.

     We are already in the market, and we're waiting for reimbursement. It's a very different type of situation. And we have already these 80 trained salesmen there, running around prepping the market.

     So this is a huge spring that is waiting to be sprung. And I know there was discussions earlier about how we're going to grow so fast in Q4. Well, this is part of the explanation.

     When you already have the installed base, you have the capability, the knowledge is there, the data is there, the only thing really missing is the reimbursement. When reimbursement comes, the expectation is to see a very quick - and the patients are there, as well. With PillCam Small Bowel, we're looking at patients with obscure bleeding. They didn't have that many patients.

     But patients, as you can see, with cirrhosis, patients with GERD - they're seeing these patients in large numbers every week. So the growth there can be fast, and we hope that that's what we'll see.

     We did recognize reimbursement in Germany in Q1. And in Japan we did complete training of more than 100 Suzuken reps. Suzuken is our distributor in Japan. And this is in anticipation of approval by the Ministry of Health in Japan sometime this year.

     So, if we look at 2005 moving forward, what will we expect to see? We expect to hear about continued increase in PillCam Small Bowel utilization. We expect to announce reimbursement announcements for PillCam ESO. We expect to continue to announce small bowel first-line reimbursement announcements as the Humana announcement this morning.

     We hopefully will be able to announce approval by the Ministry of Health in Japan, the beginning of the PillCam Colon trials and the launch of RAPID 4 in the Fall and RAPID Access, which already will be delivered to market in August.

     Our annual guidance unchanged at $95 to $105 [million in sales] and 40 to 50 cents per share. And if we look at our Q2 guidance, $22 to $24 [million in sales], I put it here in the perspective of Q1, because we have to take away from Q1 the $3.8 [million] to compare it properly, because we don't have the promo in Q2.

     So the growth is actually from $18.2 [million] to $22 to $24 [million]. It's not what it may look like, obviously, as flat or no growth. There actually is growth inherent in those numbers.

     And here on the side there's a chart that shows the difference between the first half of the year and the second half of the year in 2002, 2003 and 2004. And the second half of the year it has grown in those years, respectively, 34 percent, 21 percent and 30 percent.

     And the range of growth that we're anticipating this year is between 26 and
     38. And, of course, that growth is - the range - is dependent a lot on how soon we will see reimbursement policies for PillCam ESO.

     To summarize, before we go to Q&A, we do have a revolutionary platform, and we're creating a new standard of care. This GI market, the diagnostic market that we described is growing. The opportunity is growing.

     And the PillCam Small Bowel has already been successfully commercialized. It is poised for high growth in the expanded indications that we discussed.

     We do see ourselves leveraging on the existing platform for additional PillCam growth in PillCam ESO and then PillCam Colon, and further down the road with the PillCam for the stomach.

     There are, of course, favorable trends in reimbursement of PillCam that we've described. Our international markets will become more significant moving forward as we have reimbursement in those countries.

     And the strategic alliance with Johnson & Johnson through the arm of InScope, and with the support of Janssen, of course, is very significant moving forward.

     So, thanks. At this point in time I'll open the meeting to the floor for questions and answers.

Meeting attendee: You didn't give us really an income statement, balance sheet, cash flow or any of your financials for the next couple of years. Could you do that for us, please?

Gavriel Meron: Well, we haven't provided guidance to the market beyond top line and bottom line for the current year and for the current quarter. That's been our practice up to now. We haven't ...

Meeting attendee: [inaudible] sales and net income.

Gavriel Meron: Sales and net income. Correct. So I haven't gone beyond that for this sort of thing.

Meeting attendee: ((inaudible)).

Gavriel Meron: Yes, well, I think we showed that we have more than $80 million cash in Q1, the end of Q1. But that's the balance sheet that was published.

Meeting attendee: You haven't forecasted whether a profit or loss ...

Gavriel Meron: Yes. We said that we would have 40 to 50 cents profit in 2005, annual. That's correct.

Meeting attendee: Would you be cash flow positive or would you be spending?

Gavriel Meron: We didn't give guidance on cash. We didn't give any guidance on cash. But if you go through the models, you'll be able to calculate it and see that, where that is.

     Capital expenditure at Given Imaging could be production lines. Production lines is less than $1 million a line. And a line can give us 400,000 capsules. So, you shouldn't be expecting huge investments in production.

     Yes, Ed.

Ed Shenkan: Your colon capsule is really exciting. Hope you can talk little bit more about it, ((inaudible)). There's going to be close to 1,000 patients it sounds like. Will this be around 300 in each arm? Or 1,000 in each arm?

Gavriel Meron: The actual number that we'll do of the trial we'll be in discussion with FDA. And as I said, it will be in the high hundreds and it may be around 1,000. I'm not committing to that number until we complete our discussions.

     My expectation is that it will be - that all of the participants will have to undergo the three tests. And by doing that, we'll be able to compare the
     - compare the results.

Ed Shenkan: [inaudible].

Gavriel Meron: OK. I will do that in the future. OK.

Meeting attendee: Of those three areas, what will be the expected expense of this trial? If you could give us the approximate cost of virtual colonoscopy is around $1,200 that you would have to incur, you'd probably have to pay about $1,000?

Gavriel Meron: I think - the question was, what are the expected costs of these trials. I think it's a bit too early for us to get into that.

     What we did this week is that we started enrolling potential test sites. And we will, of course, be negotiating with the sites, the prices and the costs of the different sites, depending where we do them. How many will be in Europe, how many will be in the States, which sites in the States and so on.

     So, it won't be helpful for us now to start providing numbers on that. But as we have closed numbers, then we'll be talking about average costs and things like that. But it's too early to do that.

     Any other questions, please?

Meeting attendee: Can you talk about Japan a bit more in terms of are you actually scheduled for a committee with the Ministry of Health? How do the economics work [inaudible]?

Gavriel Meron: The question was if I could walk through the opportunity in Japan a bit more.

     In Japan we have a joint venture with two companies, Marubeni and Suzuken. Marubeni is a large trading company with revenue of about $70 billion.

     Suzuken is probably the largest pharmaceutical distributor in Japan. They have close to 4,000 sales reps. So, they are our partners.

     We have the controlling share of Given Imaging KK. So that's the economics of the distribution company.

     Suzuken is our exclusive distributor in Japan. So they will actually be paying the costs of the sales people in the field and the marketing costs in the field.

     Given Imaging KK will be supporting that, of course, with product management and marketing activities done at the Given level and of course, logistics.

     So, the training has been done by Given for the Suzuken sales people. Those of the 100 sales reps that we have already trained and we'll be training more by the end of the year, possibly reaching about 1,000 sales reps that will be trained there.

     With the Ministry of Health we've had numerous meetings. We've had submissions, and the paperwork is in a very advanced stage.

     The expectation is to get clearance to market in Japan later on this year.

     The stage that comes after that is reimbursement. So, once you have Ministry of Health clearance, then you can go to reimbursement. And reimbursement, as we know, is a critical stage in getting to significant market sales. So that will be the next stage. And that could take, again, six to nine months until we get reimbursement.

     The advantage of getting reimbursement in Japan is that once you do get that, then it's binary. You have the whole country.

     So it's quite different to what we have in the States, where we've gone policy by policy. And we started seeing revenue early on in the process. In Japan you see very little revenue early on. And early on is a very protracted period of time. But once you do get into the market, you see the whole market.

     And the market that we're seeing in Japan, there are about 100 major hospitals. If you saw the numbers in the U.S., there are about 3,500, if I remember correctly, hospitals. In Japan we're looking at 100 hospitals.

     But the big difference in Japan is that there are 23,000 clinics practicing endoscopy. And that's compared to the 4,000 or less that you have in the United States.

     So it's a very different map. And that is why we need a lot of feet on the street to get to these clinics. And that is why we're pleased to have this partnership with Suzuken, who have the salesmen in the field, and who can support that type of activity.

Ittai Kidron: On the colon capsule, do you envision the same type of partnership with either J&J or someone like that to market that capsule? Or do you think you'll take that one out by yourself?

Gavriel Meron: Ittai's question, was do we think we're going to have a relationship with someone else in order to help us to market the colon capsule, or we'll go on our own?

     I think it's too early to answer that question. We do have the platform. And the platform is the enabler to - for ease of entry into the market. And I think we'll be able to see significant revenues from Given Imaging's other activities to allow us to promote that on our own.

     Yes, please.

Meeting attendee: I can understand your relationship ((inaudible)) and what that (small) capsule ((inaudible)).

Gavriel Meron: The question was, what is the relationship between virtual colonoscopy, PillCam colonoscopy and traditional colonoscopy?

     The answer to that really is, if we understand what is virtual colonoscopy about. Virtual colonoscopy takes an image, a CT image, and presents polyps.

     Now, since you don't have direct imaging, you're not sure it's a polyp. It looks like a polyp. And if it is a certain size - and on this there are huge debates, what is that certain size that becomes relevant - that patient is then referred to colonoscopy, traditional colonoscopy, for exploration. And, either they find, in some cases false positive. That means, radiology showed there was a polyp and there was not. So, they did both tests unnecessarily.

     Or there is a finding. And if there's a polyp. The polyp is removed. Checked if it's a tumor or not. Of course, in most cases it's not a tumor. And that's preventive medicine so that it will not develop to be cancer. That's the whole - that's the procedure of virtual colonoscopy.

     What we're saying is, OK. Why do virtual colonoscopy. Do capsule colonoscopy.

     OK. Do, the PillCam Colon, find out whether there is something there of relevance or significance that requires you to go in with a colonoscope. And the best person to make that call is a gastroenterologist.

     And so, is that clear?

Meeting attendee: Yes. And what if the ((inaudible))? How do they ((inaudible))?

Gavriel Meron: Well, the PillCam is not invasive at all unless you categorize ingesting as being invasive. And I would say by the book it is categorized as being invasive. But we understand that when you swallow food, it's not invasive.

     Virtual colonoscopy does require insufflation, which is putting a tube up the other side and putting a lot of air in there, as one of the doctors I spoke to said, till the air comes out your ears.

     And then it takes a while for that air to come out. So, it's - there is some uncomfortable ness there that we don't have in PillCam Colon. So that's one advantage.

     The other advantage is that we have direct imaging. So if you see a polyp, it's a polyp. It's not a question.

     And if you see other things on the mucosa, which for sure in a screening population we will find, that has nothing to do with cancer screening. But in virtual colonoscopy you will not see anything beyond shapes, because you don't see the mucosa.

     So, we know that we're going to see things that are not seen at all under virtual colonoscopy, that are helpful from the point of view of patient outcomes that have nothing to do with colon screening.

     In colon screening, we're going to have to show that the number of patients that are referred afterwards to colonoscopy and out of that group, have a good outcome, OK, have a positive colonoscopy. In other words they find something and they treat it will be higher than the path of going through virtual colonoscopy as a prescreening tool.

Meeting attendee: What percent of patients may have a virtual colonoscopy before traditional colonoscopy?

Gavriel Meron: I'm not sure I understand the question.

Meeting attendee: Does everyone get a virtual colonoscopy before they get a ...

Gavriel Meron: No, absolutely not. The question was, does every patient do virtual colonoscopy before colonoscopy?

     No. Virtual colonoscopy is an offering to the market by radiologists to enter into the colon screening market with a product which says, if you don't want to do a colonoscopy, we can offer you to do virtual colonoscopy.

     And if you're clean then, if you're fine there, you don't have to do colonoscopy. It's a product. It has a price, it's marketed, there's a lot of marketing dollars in there. The radiologists have, of course, an interest in selling that product.

     And they will continue to be in the market. They will be in the market, virtual colonoscopy and PillCam colonoscopy, and probably other things as well, to enter this huge gap between seven million colonoscopies and 18 million market in the United States?

Meeting attendee: So seven million colonoscopies, how many virtual colonoscopies?

Gavriel Meron: Currently today? I don't. Yoram, do you have an estimate?

     Maybe 100,000 virtual colonoscopies are being performed today.

     Yes, sir, please.

Meeting attendee: In virtual colonoscopy, I know there's some debate as to what the polyp size needs to be. But is the resolution ((inaudible)) the smaller polyp size. Is that a geometric increase in the radiation required for virtual colonoscopy? Is that how that works, if you get into the small millimeter diameter polyps?

     Is it a linear increase in radiation, ((inaudible))?

Gavriel Meron: The question was, because there is an issue in what is the cutoff size of polyps that virtual colonoscopy can actually detect, in order to increase that cutoff size, is there a geometric increase in radiation?

     First of all, there is quite a significant radiation in the current test as it is. The size of the polyp is to do with the resolution of the test. And there is a problem of movement of the bowel as you are taking slices a CT takes slices.

     So, as it takes images at each slice, if the colon moves, then, of course, there are aberrations in the image that's reconstructed, the software image that is presented.

     And since the slices don't meet, because of the movement of the colon, sometimes it may look as if there's a polyp, because the software kind of smoothes it, and it can all different shapes that are not really there. It's just the way it's presented.

     In order to reduce that effect, you have to have faster slices and more slices. Faster slices and more slices is more radiation and, of course, a more expensive machine. We're talking about very expensive machines.

     Don't forget the entry point for PillCam Colon is actually nothing. You have a system. And now you can upgrade the software and you can start working. So, it's a very different offering.

Meeting attendee: ((inaudible))?

Gavriel Meron: If I have any number for the comparative costs between virtual and traditional colonoscopy and PillCam colonoscopy.

     There is any number. In other words, at this point in time, we have to predict what the prices will be at the end of next year. When we will launch, we will then announce the prices. At this point in time there's no point giving prices.

     What I did say is that we will price ourselves in a way that will prove cost effectiveness in this algorithm of doing a PillCam Colon and then doing colonoscopy only for those patients that are required under PillCam. And the price is really dependent on the results of the trials, of the sensitivity, specificity, negative predictive value and positive predictive value. And the price actually is a number that brings you to the market.

     Yes, please.

Meeting attendee: I have two questions. The first is, how much does it cost to ((inaudible)) that you would not certainly have ((inaudible)) platform to the ((inaudible)) PillCam ((inaudible))?

Gavriel Meron: Right. The question was, what is the entry point for someone who does not have a system? The entry point is $17,500 for the work station, $4,995 for a data recorder. And then the PillCams, of course, is the disposable, $4,500 for a 10-pack.

Meeting attendee: So, that's roughly $30,000 to get it all se up. What does it cost to do a colonoscopy?

Gavriel Meron: A tower - a video endoscopy tower is about $120,000, $130,000.
     And then each scope can be between the range of $15,000 to $20,000. Each scope and they need multiple scopes.

Meeting attendee: So, people who would naturally be doing this already have a couple hundred thousands dollars invested in capital equipment. And here you're talking $20,000 or $30,000 ((inaudible)).

Gavriel Meron: The question was, if the people who already are gastroenterologists have invested $100,000 or $200,000 in their business, why would they invest addition money? Is that the question?

Meeting attendee: It's a nominal amount compared to what they've already have invested.

Gavriel Meron: Yes, it is a nominal amount. Sure, it's a small investment. But when you look at investments, as you all know, the investors - when you've invested in it is one thing. The question is, where you'll invest tomorrow is a question of what you think you're going to make out of that investment.

     So, all of that is really not part of it. What's important is, that if you invest $25,000, you now have a system that can provide you in the small bowel, $1,000 per procedure every time.

     And in the - today, what we're seeing reimbursements is, similar reimbursements to around $1,000 reimbursement for ESO. What payers are actually paying currently.

     So, the payback of this system is huge. All right. And the potential revenue that this can drive to a practice is huge. And that's the way the investment could be looked at.

Meeting attendee: Do you envision radiologists buying your system once the colon capsule is out?

Gavriel Meron: The question was if I envision radiologists buying our system once the PillCam Colon is out.

     I don't think we have to wait until that happens. There are some radiologists who have already bought systems. Very few. It's not a radiology thing. Radiologists like to see images that aren't real images. You show them a real image - yes.

Meeting attendee: As far as possible, for individual ((inaudible)) more and more
     ((inaudible)), they talked about 5,000, say, one additional, why would they want the additional? You can download pretty quickly ((inaudible)). How quickly can it download? Why would they need a second?

     You previously talked ((inaudible)).

Gavriel Meron: The question was, why is it important to have additional systems when you have RAPID Reader, and you can have RAPID Reader at low cost in any computer, wherever you want to own, or work, and so on?

     This has nothing to do with reading. This has to do with actually performing procedures in remote locations. And many of our gastroenterologists, now that we've started working very closely with the gastroenterologists, this change from the beginning of the year.

     Many of them have offices around town. And they want to do procedures in the different offices. And now they're referring these patients to certain offices where they do capsule endoscopy. We want to open it up to their whole practice.

     We have hospitals that have satellite hospitals. They have satellite locations. And they're sending data recorders, initialized in the central hospital to these satellite hospitals and with backpacks going backward and forwards with data recorders.

     So, we're saying, why would they want to do that? Let's put a system there and start using it, making it a new site.

     So, I think, yes...

Meeting attendee: ((inaudible)). Is there any kind of ((inaudible)) number?

Gavriel Meron: The question is, what is the division of labor on the PillCam ESO sales force, the InScope sales force going out to new leads, and the Given for the current leads?

     It's a mix. We're working in each territory. The territory managers work together. In the areas that this is working well, they are very well coordinated. In areas that it's not working that well, they are less coordinated, and it's a managerial thing to get them to work together and to benefit from that.

     But clearly, when they decide, OK, where are we going this week? Who's going to attack what , we get huge benefits from doing that.

Meeting attendee: When you transferred your sales force over to ((inaudible)) type thing, how does the ((inaudible)) logistic issue on ((inaudible)) pricing? What else have you found is an issue of why the ((inaudible))? And what are they doing ((inaudible)), as well? How are they ((inaudible))? What are the issues? And how - what's the timeline to get to ((inaudible)) sort of ((inaudible))?

Gavriel Meron: The question was, what are gastroenterologists doing today with these five patients that they are seeing?

     And what are we doing about it to get them to move to five, I guess, and how long will that take? Is that was approximately what the question was.

     What they're doing with these five patients is what they've done for the last 30 years. They make a diagnosis, a cognitive diagnosis. They do colonoscopy. They do upper GI, they send them to small bowel follow-through. They make a diagnosis. They send them with some therapeutic response. They follow up on them and so on.

     And this is what they've done forever.

     The challenge that we have, besides some logistic issues that I would say are very easily dealt with, OK. All right. You need more DRs? OK, get more DRs. You need more work stations? Get more work stations.

Meeting attendee: Can you quantify how big a problem that is? Would that move it from 1.17 to 1.30 or up to two?

Gavriel Meron: No. The major area that we're working on is training, education and being in their face to remind them we would like to do that on a daily basis, to go through the roster of patients they're going to see that day.

     And tell them, you know this guy, they have reimbursement. You want to leave $1,000 on the table and not make a diagnosis? Why would you do that? Why don't you give them the PillCam?

     It's not in their behavior, when they see these patients to give them a PillCam. We have to change that behavior. And this is the effort. And that is why we're focusing the effort to be there and really talk to them on a regular basis, to get their awareness high.

     This is something that I think other sales forces in the disposable area have been through this, and it's a non-phenomena. Changing behavior of physicians is a very long and tedious process. And we're in that process.

     So it's very difficult to say, OK, this will happen, and it will jump from this to that, OK. You know what the general projections are for this year, which means that the expectation is that this is going to be a slow process of growth and in capsule utilization.

     And if we do better than that, that's great, because we know what that does to the numbers. The leverage is very big.

     So, I wouldn't put out unreasonable growth capsule utilization per work station per week. But I would be very pleased to report that that's what happened.

     Yes, please.

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Meeting attendee: ((inaudible)) the discussion earlier about the RAPID Access and the ((inaudible)) have more recorders and work stations. This ((inaudible)) started thinking about the logistics of where stations are the recorders and ((inaudible)).

     Would it be possible to have these two on ((inaudible)) are the pilots just too big to upload or download? ((inaudible)) or would it possible to like move this stuff around, even more ((inaudible))? Or even have like a 10, 12 group of GIs who could read these things?

     ((inaudible)) was on the call yesterday, that there might still be some reluctance from the GI community about how long it takes to read these things. I mean, would it be possible, once you start down this road, to move videos around even more (painlessly) to accelerate the ((inaudible))?

Gavriel Meron: OK. The question was, what else is possible about using files and moving them around? And in technology, as you all know, with broadband technology, basically, the answer is, everything will be possible.

     And the question is, when and at what cost? And I think it's reasonable to expect that in a hospital with a network, with a very, very powerful network - and many of them do have that - they will be able to do a procedure in one site, and review it in another site. That's definitely possible state of the art to do that today.

     We've started off, as you know, with a standalone work station that hasn't been open to networks. And that's the way we could guarantee that a hundreds percent of our procedures or maybe slightly tiny less than 100 percent, always work from a software point of view. There's never any problem with the software, because we closed our system.

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
     We are working on opening the system with partners who will deal with the software side of it, because it means, that business in itself is not the business that we're in.

     And so we have done, and we are in the process of opening that up, through partners. And by doing that, we will enable these type of solutions, because you'll be able to do an off-site test with an initialization in that site, OK, with the RAPID Access, and put it into the network. And then have someone in the central hospital read it.

     Male: To piggyback on that ((inaudible)) fusion ((inaudible)) review these ((inaudible)). Do you think that offering ((inaudible)) right now, ((inaudible)) in the future? What's ((inaudible)) impact ((inaudible))?

Gavriel Meron: Well, Endofusion is offering a reading service, I understand. And the question is, how does that help our business?

     It's not part of our business. We don't do that. If they success in that business then that mean they'll be reading more and more cases. That means more and more PillCams would have been sold.

     So that's the way it can help our business.

     I think more and more people will be reading this.

Meeting attendee: Once the approval comes from Japan, how are ((inaudible)) reimbursed ((inaudible))? Is there anything automatic about it? Or is it ((inaudible))?

Gavriel Meron: How hard will it be to get reimbursement in Japan after [inaudible] approval? Or will it be easy?

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
     It won't be easy. Things in Japan usually are complicated and take time, and are not too predictable. I think that we're going to continue to see that.

     It's not an automatic path, but it is a path that we expect to succeed in.

     Yes, please.

Meeting attendee: Can you briefly comment on an R&D competition and ((inaudible))?

Gavriel Meron: If I could briefly comment on R&D competition and patents. Which one do you want a brief response for first? OK. R&D, I mean, R&D, as I said, we are constantly coming out with new products and new features in the three areas, which is the work station, the software, the data recorder.

     And in the PillCams, new PillCams coming out and new products, which includes also the patency, which we expect to launch in the U.S. this year. The patency capsule.

     Beyond that, we don't - and we haven't announced what other things we're going to come out with, so, but we are spending as you know, between $8 to $10 million a year on R&D.

     Most of that this year is being focused on the colon, the PillCam Colon. And, of course the software solutions and things that we've shown and we haven't shown.

     Competition - currently there is still no competition in the market. We know that there were some expectations by some people that Olympus would be presenting something at DDW in their booth. There was nothing presented by Olympus in the booth at DDW.

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
     In the background there is, of course, the announcement that Olympus made, that they are coming out with a me-too capsule. I would call it me-too M2A capsule. There are differences of opinion about when exactly that may be launched to market.

     And the response to - as I said, I think, I said earlier - response of how we will respond to that, is something that I will not respond to.

     And the third question was about patents. As I said, we have about 300 patents pending around the world. And we're continuing to grow our patent portfolio, I would say daily. There's activity at Given Imaging daily, of writing up new patents, submitting and making sure that they get approved.

     This is something that we will continue to do. We do see this is an important part of our future. And to maintain our position in the future.

Meeting attendee: ((inaudible)). It's apparent ((inaudible)), what about your ((inaudible))?

Gavriel Meron: The question is, what about our patents in Japan? We have a lot of patents pending in Japan. We're increasing that number also regularly. In Japan, everything is more complicated. And patents, of course, the same.

     But I can't comment on how we think we'll attack in the Japanese market or defend in detail. I'm sorry.

     Yes, you want a follow-up question.

Meeting attendee: ((inaudible)) have a lot of ((inaudible)) it takes three hours
     ((inaudible)) real-time system. ((inaudible)) functionality ((inaudible)). Are you patenting that? Or ((inaudible))?

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
Gavriel Meron: The question was, are we patenting our software solutions? And
     Yoram, am I allowed to answer these things?

Meeting attendee: ((inaudible)).

Gavriel Meron: The answer was, we're patenting everything that is patentable.
     Thank you.

Meeting attendee: You had a couple of releases of the RAPID software. Can you give us an idea of, in terms of reading time, where you ((inaudible)), what do you think ((inaudible))? And if that's the ((inaudible)) case (scenario), where you ((inaudible))?

Gavriel Meron: Yes. I would say that initially - the question was, what is the reading time for RAPID 3? Where will the reading time for RAPID 4 go?

     Initially, with the reading time, when we started off with the initial PillCam or the M2A, reading time was about two hours.

     RAPID 3 has been launched. And in the middle of Q1, we actually completed more 90 percent of the install base with RAPID 3. It's difficult to give you numbers of where it is now. And - but there has been significant improvement compared to that.

     And, again, so I can't give you numbers what RAPID 4 is, because RAPID 4 will be significantly better than RAPID 3.

     And so, people haven't had so much experience in reading RAPID 3. And, so, but clearly, people that ask who are using the RAPID 3 are saying they are having significant reduction in time.

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
Meeting attendee: ((inaudible)).

Gavriel Meron: That are under service contract. Yes, and service contracts currently is about two or three percent of our revenue. So it's another piece of revenue that is there to cover this activity.

Meeting attendee: ((inaudible)).

Gavriel Meron: In the U.S., about 60 percent, 60 - 70 percent.

     Yes, please.

Meeting attendee: Can you quickly - I mean, when you first started ((inaudible)) it was about a huge GERD opportunity. And lately I've been hearing a lot of
     - more talk about the varices and how much the no-brainer is, you know. Would that line of diagnosis ((inaudible)).

Gavriel Meron: Yes.

Meeting attendee: Do you have - do you suspect that now, that indication will be reimbursed sooner than the GERD indication?

Gavriel Meron: The question was, if I expected that the varices indication will be reimbursed before or sooner than the GERD indication.

     The answer is, possibly yes. There is a clear understanding that this is a group of high-risk population, that the risk of endoscopy is not worthwhile when you have an alternative that doesn't require biopsy anyway. And so on. So that doesn't make a lot of sense that that will be the case.

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
     It won't necessarily be the case, because we make the policies that will cover, as we saw in Israel, that says, OK. EGD, PillCam. Your choice. Right. And if it's your choice, it doesn't matter for what indication.

     So, we'll have to see the policies come out to be smarter about that. We're definitely not coming and saying, just give us this and ignore the GERD, and just go for the varices. We're presenting a package that shows why this is comparable to EGD, and why there are benefits, why you as a payer will benefit from doing this. And we'll see what type of policies we'll come out with. The worst case - that could be the case, like obscure bleeding, you start and then you grow it.

     Yes.

Meeting attendee: ((Inaudible)).

Gavriel Meron: There are currently no policies yet in the United States covering - no formal policies, covering PillCam ESO that I can talk about.

     OK, ladies and gentlemen, thank you very much for your time. Appreciate you coming here today.

                                       END

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